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                                                                     EXHIBIT "C"

                                                CONTACT: Eugene Melnyk
                                                         Chairman of the Board
                                                         Kenneth Howling
                                                         Chief Financial Officer
FOR IMMEDIATE RELEASE                                    (416) 285-6000

                          * CELEXA APPROVED IN CANADA *

Toronto, Canada, February 10, 1999 - Biovail Corporation International (NYSE,
TSE: BVF) today announced that Lundbeck's Celexa has been approved for marketing by Health Canada's Therapeutic Products Program (TPP) for the symptomatic relief of depression.

         Biovail's Canadian marketing division, Crystaal, will co-promote Celexa in collaboration with Lundbeck Canada Inc. Crystaal will promote Celexa to primary care physicians.

         The anti-depressant market in Canada is valued at approximately Cdn. $430 million annually. Depression is a chronic, recurrent illness, which afflicts about 20 to 25% of Canadians, and it is estimated that only a third of them receive appropriate treatment.

         Celexa has been proven effective and well tolerated in clinical trials involving over 23,000 patients and has been used by over 8 million people worldwide. Celexa is marketed in 68 countries and is currently the market leader in 7 European countries.

         Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

         Crystaal, a division of Biovail, is engaged in the registration, marketing and distribution of branded pharmaceutical products developed by Biovail or acquired from third parties worldwide. Crystaal is currently marketing Tiazac(R) and Retavase(R), and has secured marketing rights to Brexidol(TM), Corlopam(TM), d-methylphenidate and Celexa(R).

 "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.